Exhibit 99.1

N   O   V   A        R   E   S   O   U   R   C   E ,       I   N   C.

CERTIFIED PETROLEUM  GEOLOGISTS   *REGISTERED PROFESSIONAL ENGINEERS*   CERTIFIED PETROLEUM GEOPHYSICISTS

Oil & Gas Exploration  and  Production  *  Certified   SEC   Reserves   Valuations

P. O. Box 743324
Dallas, Texas 75374
Tel/Fax(972)530-3930
novapet@tx.rr.com

March 25, 2012
p 1 of 6
Mr. Michael Carey, CEO
United American Petroleum Corp.
3101 Bee Caves Road, Centre II, Suite 301
Austin, Texas 78746
mcarey@unitedamericanpetroleum.com
mikecarey@gmail.com

RE: Nova’s Certified SEC Reserves Report and Economic Valuation of McKenzie St Lease
 located in Pecos County, Texas

Dear Mr. Carey,

As per your request and authorization, representing yourself and as and for United American Petroleum Corporation, for Nova Resource, Inc.’s Certified SEC Reserves and Economic Valuation analysis and report regarding your 100 % Working Interests of your 77.357510% NRI in an Oil and Gas Lease interest in Pecos County, Texas consisting of approximately 186 acres and otherwise known as the McKenzie St Unit Lease containing the McKenzie St # 1 well and using $ 98.68 per barrel of oil on a 12 month trailing average of 2011sales price and $ 2.46 MCF Gas, the following is supplied in conformance with your request and SEC requirements for proven oil and gas reserves at PV-10 valuation.

LEASE DESCRIPTION:

The McKenzie St Unit Lease consist of +/- 186 acres more or less located in the E/186 acres of the S ½ of Section 50 TT RR Co. Edwards D. R. Survey  A-9462 as the J. F. McKenzie et al – State Of Texas of Pecos County, Texas U.S.A.  The McKenzie lease contains one (1) wellbore which was producing as of 2011 with cumulative production from the Bone Springs 9000 reservoir and previously from the Wolfcamp reservoir from the Athey Field at 12/01/2011 of 141,135

Nova/UAPC: Certified SEC Reserves and Valuation of the McKenzie St # 1 Well located in Pecos County, Texas
March 25, 2012

Bbls of oil and 61,315 Mcf of gas with the majority of the production from the Bones Springs reservoir.  The McKenzie lease has a Railroad Commission Lease ID Number of 20058.  The McKenzie lease is 17 miles north of Fort Stockton and 5 mile southeast of the town of Coyanosa. ATAPCO originally drilled the J. F. Mckenzie –State # 1 well, with API number 42-371-10653, in RR District No 8 on 12/05/65.

WELL DESCRIPTION:

The J. F. McKenzie State # 1 well, originally drilled in 1965 and operated by ATAPCO, subsequently by Stratco Operating Company, Inc., Trius Operations, LLC., and is now owned by United American Petroleum Corporation and operated by United Operating, LLC. and was reworked by several of the operators.  The McKenzie State # 1 has a ground elevation of 2,633 feet and an API # of 42-371-10653 in Railroad District Number 8 of Pecos County, Texas.  The McKenzie State # 1 well is as of 2011 an oil well with a total depth (TD) of 12,212 feet with production from the Bone Springs formation.  The well was completed on 1/31/1966 with 13 3/8 inch casing set at 2,200 feet, 7 inch casing set at 6,240 feet,  and 2 3/8 inch tubing set at 8,940 feet. The well was later drilled and reworked with 9 5/8 inch casing set at 9,136 feet and 2/7/8 inch tubing set at 11,450 feet. The well was originally perfed and tested at 1320 feet from the south line (FSL) and 1500 feet from the east Line (FEL) of Section 50 from the Wolfcamp at 11,508-11,526 feet; 11,534-11,546 feet; and 11,570-11,614 feet for a total Wolfcamp perforation thickness of 138 feet and subsequently from the Bone Springs, at 9,019-9,064 feet and from 9,119-9,138 feet for a total Bone Springs perforation interval of 64 feet.  The well had shows  at 4,940 – 4,980 feet in the Bell Canyon, from 5,370 – 5,380 feet from the upper Cherry Canyon, and at 5,475 – 5,530 feet from the typical Cherry Canyon pay sands and from 5,900 – 6,000 feet, 6,060 – 6,100 feet and 6,200 – 6,500 feet from the Brushy Canyon.  A show from 7,170 to 7,200 feet  also occurred.   A show from 11,310 to 11,330 feet within the Wolfcamp also occurred. Logs indicate that various tests occurred at 11,560 to 11,725 feet in depth from the Wolfcamp formation.

A Drill Stem Test (DST) # 1 (Upper Delaware Sands – Bell Canyon Sands = BLCN) was run from 4,650 feet to 4,712 feet from the Bell Canyon for an initial open period of 120 minutes with a strong blow of air throughout the test and recovered 1,000 feet of Gas In Drill Pipe (GIDP), 180 feet of slight oil and heavy gas cut water (SO&HGCW) and 60 feet SLGCW and on a 60 minute initial flow period recorded an Initial Bottom Hole Shut In Pressure (IBHSIP) of 499 lbs, a final flow pressure (FFP) of 85 lbs and on a final shit in period recorded a final Bottom Hole Shut In Pressure (FBHSIP) of 267 lbs.

DST # 2 (Bones Springs – BSPG) was run from 9,020 – 9,070 feet and was open for 160 minutes with Gas To Surface (GTS) in 50 minutes at 467 thousand cubic feet of gas per day

Nova/UAPC: Certified SEC Reserves and Valuation of the McKenzie St # 1 Well located in Pecos County, Texas
March 25, 2012

MCFGPD  decreasing to 49 MCFGPD at the end of  the test with the recovery of 180 feet of free oil, 360  feet of heavy oil and Gas Cut Mud (HO&GCM) and 120 feet of SLO&GCM with a 50 minute IBHSIP of 5,095 lbs, an initial floe pressure (IFP) of 115 lbs, a FFP of 204 lbs and a FBHSIP of 190 lbs.

DST # 3 (Wolfcamp – WFMP) was run from 11,570 – 11,625 feet and was open for 255 minutes with GTS in 65 minutes at the rate of 82 MCFPD decreasing to 30 MCFPD at the end of the test.  DST # 3 reversed out 22 barrels of a water cushion, 27 barrels of free oil and recovered 150 feet of oil and gas cut mud (O&GCM) from below the circulating sub with a 75 minute IBHSIP of 7,108 lbs, an IFP of 972 lbs, a FFP of 1,226 lbs and on a 120 minute FSI period a FBHSIP of 6,627 lbs.

DST # 4 (Wolfcamp-WFMP) from 11,615 – 11,670 feet and was open for 195 minutes and received GTS in 90 minutes with gas too small to measure (TSTM).  DST # 4 test reversed out 2,000 feet of gas and oil cut (G&OC) water cushion, 270 feet of free oil and recovered 96 feet of drilling fluid (DF) below the circulating sub and had a 60 minute ISI period and recorded IBHSIP of 6,887 lbs  with an IFP of 1,038 lbs, a FFP of 1,048 lbs and on a 120 minute FSIP period recorded a FBHSIP of 6,8,47 lbs.

DST # 5 (Wolfcamp-WFMP) was run from 11,670 – 11,725 feet and was open for 75 minutes and received a week blow and died in 5 minutes.  The test recovered 240 feet of DF, and on a 60 minute ISI period recorded an IBHSIP of 319 lbs, an IFP of 239 lbs, a FFP of 221 lbs and on a 60 minute FSI period recorded a FBHSIP of 287 lbs.

DST # 6 (Wolfcamp-WFMP) was performed at 11,880 – 11,954 feet and the tool was open for 195 minutes and received a week blow of air and was dead at the end of the test. The packer was stuck with no remedy.  The DST # 6 tool was open for 60 minutes and recorded an IBHSIP of 709 #lbs an IFP of 297 #lbs a FFP of 364 lbs and on a 120 minute FSI period recorded a FBHSIP of 572 lbs.

A Cast Iron Bridge Plug (CIBP) was set at 11,800 feet. Perforations from the Wolfcamp at 11,508-11,526 feet; 11,534-11,614 feet and 11,57-11614 feet were opened and produced some gas from the Wolfcamp.  Log analysis was performed by ATAPCO with intervals indicating possible hydrocarbons at 4,758 – 62 feet; 4,830 – 33 feet;  5,084 – 94 feet; 5,191 – 96 feet;  5,288-5313 feet and 5,470 – 80 feet;  5,901-14 feet, 5,942-46 feet;  7,188-91 feet;  8,234-38 feet and 8,254-62 feet.  Nova notes that these intervals used resistivity of water (Rw’s) from 0.04  and 0.08 as determined by ATAPCO.  Nova states that these Rw’s are in error for these intervals and thus ATAPCO’s use of these Rw’s gave higher hydrocarbon potentials than truly exist.

Nova/UAPC: Certified SEC Reserves and Valuation of the McKenzie St # 1 Well located in Pecos County, Texas
March 25, 2012

The Mckenzie State # 1 well was tested 8/02/2011 from the Bone Springs at 7 BOPD plus 5 MCFGPD with 3 Bbls of water with a GOR of 714 with the oil having a gravity of 40 API. The top of the pay at that time was 9,019 feet in the Bone Springs and TD was 12,212 feet and the plug back depth was 11,300 feet with 13 3/8 inch casing set at 2,200 feet in a hole size of 17 ½ inches with 9 5/8 inch casing set at 9,136 feet in a hole size of 12 ¼ inches with 2 7/8 inch tubing set at 9,900 feet and the producing interval being Bone Springs at 9,019 thru 9,138 feet.  The records from previous operator’s completions are questionable and illegible.  At the end of 2011 the well was making 6.45 BOPD from the Bone Springs with an annual decline rate of 55.7%.  The previous Wolfcamp test at 7/23/2007 testes 60 BOPD plus 50 MCFGPD plus 10 Bbls water per day with a GOR of 833 from a producing interval of 11,320 to 11,352 feet  and 11,508 to 11,622 feet in depth from the Wolfcamp. The records are incomplete and most probably inaccurate since  STRATCO did not file properly and the new operator isolated the lower perfs and elected to produce from the upper reservoir.

RESERVOIRS:

The Wolfcamp, Bone Springs and the Delaware sands (Brushy Canyon, Cherry Canyon, and Bell Canyon) are scattered throughout the county and generally oriented in a southwest to northeast trend at depths of  5,000 feet for the Bell Canyon, 6,000 feet for the Cherry Canyon,
7, 000 feet for the Brushy Canyon, 9,000 feet for the Bone Springs and 11,000 feet for the Wolfcamp formations. There is a distinct demarcation of the Athey Field to the north running southwest to northeast.  South of the demarcation has the productive reservoirs and north of the demarcation the reservoir is absent.  The McKenzie State # 1 well is near that demarcation limit. Production from many hundreds of these wells has established a typical production from these reservoirs between 60,000 to 120,000 barrels of oil per wellbore with occasional production up to 140,000 barrels of oil per wellbore in the thicker accumulations of pay sands up to 200 feet.  Recent horizontal well legs of wellbores drilled laterally with multistage fracs have yielded notable results from the Wolfcamp in the basin, however there is no productive history that indicates any lateral has sustainable reserves beyond a simple linear relationship to vertical vs lateral fracs and perfs. Lateral legs within the Wolfcamp may prove to be productive or not in the future.  Ongoing production has been established and it remains to be seen if the production will be sustainable. The report on this well only includes vertical reservoir analysis and excluded any lateral analyses since such completions are in an early stage of production and have not established any long-term history of production as of the time of this report.

Nova/UAPC: Certified SEC Reserves and Valuation of the McKenzie St # 1 Well located in Pecos County, Texas
March 25, 2012

RESERVES ANALYSES AND ECONOMIC VALUATIONS:

Using all of the information supplied and all information which was obtained from the RRC of Texas and public and private sources, your 100 % Working Interest in the 77.357510 % NRI McKenzie lease has REMAINING RESERVES AND ECONOMICS that can reasonably be expected to be produced from prudent operations of the producing well, the J. F. McKenzie State # 1of Pecos County, Texas at $ 98.68 oil and $ 2.46 gas, as indicated in this report, yields a present value (PV-10) (10% annualized discount) of the existing property of PDP (with no further capital expenditures) of  (1,256 barrels of oil remaining recoverable oil reserves and 897 MCF of remaining recoverable gas reserves) from the Bone Springs with a PV-10 valuation of
$ 94,836 and no PDNP and no PUD reserves. Thus your certified Proven SEC reserves and valuation is a total of  1, 256 bbls of oil and 897 MCFG having a PV-10 valuation of $ 94,836.  There is no PDNP nor PUD potential and this report does not include any probable or possible reserves that may be recovered.  Existing Lease Operating Expenses (LOE) are used with no escalation in cost or price.

United American Petroleum Corporation’s 100 % WI of 77.357510 % NRI McKenzie St # 1 well:

MCKENZIE ST - 1 WELL(1 PDP):
Expected                      PDP                                           PDNP +PUD                            COMBINED
CapEx                           Remaining                                 Recoverable                             Expected
Excl LOE                     Net                                             Net                                            Net
Excl Acq.                     Recoverable                              Recoverable                             Recoverable
Net USD                      Reserves                                    Reserves                                   Reserves
($)                                (Bbls)                                         (Bbls)                                        (Bbls)

       PDP                                           PDNP+PUD                             PDP+PDNP+PUD
$      0                           1,311 Bbls                                0 Bbls                                        0 Bbls
           936 MCF
PV-10                        98,972 USD                                $     0 USD                                $           0 USD

It is Nova’s opinion that the PDP reserves and economics are the most likely to be achieved in 1.08 years  given the present 55.7 % decline rate before the economic limit (expenses being equal to revenue) is reached.   The economic limit, and thus the reserves to be profitably recovered, depends upon many variables, not the least of which are the operating expenses and the price of oil.  In this projection  your 100 % Working Interest of the Lease Operating

Nova/UAPC: Certified SEC Reserves and Valuation of the McKenzie St # 1 Well located in Pecos County, Texas
March 25, 2012

Expenses are held constant for the lease and the price of oil is held constant at $ 98.68 per barrel of oil and $ 2.46 per Mcf of gas.  Variations in the operating expenses and the price of oil may change over time and the volumes of oil reserves to be economically recovered and thus the valuation of those reserves may also vary.

Hardcopy, documentations, and calculations, etc. shall be sent to your office.

Nova Resource, Inc. is acting as an independent reserves analyses consulting firm and has been retained by United American Petroleum Corporation to produce this certified SEC report.

Neither Nova Resource, Inc. nor any of its employees or associates owns any interest in the subject leases or wells.

If you have any questions please contact this office at 972 530-3930 Tel/Fax, or 214 543-6148 cell, or by e-mail at novapet@tx.rr.com.

Thank you for this opportunity to be of service to you and your company.

We look forward to being of service in the future.

Respectfully,
Nova Resource, Inc.

Joseph V. Rochefort
President
CPG # 3358; CGP # 90,
SIPES # 1901, QRE CT 51-101

Ref. under separate mailing: PDP, PDNP & & PUD Reserves and Economics, base map, pipeline maps, Stratigraphic column, regional data, production decline curves, McKenzie leases, production tables, etc.

UAPC Nova’s McKenzie Certified 12-31-2011 SEC Report 3-25-2012